Exhibit 21.1

SUBSIDIARIES OF MODERN ROUND ENTERTAINMENT CORPORATION

Name of Subsidiary	Jurisdiction of Incorporation/Organization	Parent
Modern Round, Inc.	Nevada	Modern Round Entertainment Corporation
MR Peoria, LLC	Arizona	Modern Round, Inc.
MR Las Vegas, LLC	Arizona	Modern Round, Inc.